UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Orckit Communications Ltd.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                   M7531S 20 6
                                 (CUSIP number)

                                   Eric Paneth
                         c/o Orckit Communications Ltd.
                             126 Yigal Allon Street
                              Tel Aviv 67443 Israel
                                 972-3-696-2121
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 23, 2005
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP  No. M7531S 20 6              SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Eric Paneth

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                          (b) [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS                           OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)      [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION        Israel

                       7. SOLE VOTING POWER         1,645,110(1)
NUMBER OF
SHARES
BENEFICIALLY           8. SHARED VOTNG POWER        163,953
OWNED BY EACH
REPORTING PERSON WITH

                       9. SOLE DISPOSITIVE POWER    1,645,110(1)


                      10. SHARED DISPOSITIVE POWER  163,953

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,809,063 (1)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   CERTAIN
         SHARES           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.4%(2)

14.      TYPE OF REPORTING PERSON

                  IN

_____________________________________--

(1) Includes options and/or rights to acquire 480,000 ordinary shares exercisable currently or within 60 days.

(2) Based on 14,158,457 ordinary shares outstanding as of July 31, 2005.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 shall be amended by adding the following:

         At Orckits' 2005 Annual General Meeting of Shareholders
(the "Meeting") held on June 23, 2005, the shareholders of Orckit approved the grant to the Reporting Person of an option to purchase up to an aggregate of 420,000 Ordinary Shares. The options are fully vested and have a term of seven years. This right was granted in consideration of the Reporting Person's contributions to Orckit. The exercise price per share is equal to $27.14, the closing price of the Ordinary Shares on the NASDAQ Stock Market on the trading day immediately preceding the date of the Meeting. If the Reporting Person exercises this option, it is expected that he will use personal funds or attempt to obtain a bank loan to pay the purchase price for the Ordinary Shares.



Item 5.  Interest in the Securities of the Issuer

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.


         The aggregate of 1,809,063 Ordinary Shares (representing approximately 12.4% of the outstanding Ordinary Shares of Orckit) beneficially owned by the Reporting Person consists of (i) 1,165,110 Ordinary Shares held directly by the Reporting Person, (ii) 163,953 Ordinary Shares held by Kimnar-Yaglan Ltd., an Israeli corporation controlled by the Reporting Person, and (iii) options to acquire 480,000 Ordinary Shares.

(c) On June 23, 2005, the Reporting Person was granted an option to purchase 420,000 Ordinary Shares. Please see the description in Item 3 above for additional information on this transaction. The Reporting Person effected the following sales of Ordinary Shares on the NASDAQ Stock Market in the past 60 days. All sales were effected pursuant to a written trading plan under Rule 10b5-1 under the Securities Exchange Act of 1934:

------------------------- ----------------------------- ----------------------------- ----------------------------
Date of Sale              Number of Shares Sold         Average Price per Share       Applicable SEC Rule
------------------------- ----------------------------- ----------------------------- ----------------------------

July 1, 2005              15,000                        $26.3418                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------
July 5, 2005              15,000                        $26.6719                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------
July 11, 2005             15,000                        $27.7074                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------
July 18, 2005             25,000                        $26.9416                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------
July 25, 2005             25,000                        $24.9475                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------
August 1, 2005            20,650                        $23.4945                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------
August 2, 2005            4,350                         $23.2503                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------
August 8, 2005            10,000                        $23.3959                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------
August 15, 2005           10,000                        $22.6829                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------
August 22, 2005           10,000                        $23.0606                      10b5-1 Plan
------------------------- ----------------------------- ----------------------------- ----------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 30, 2005


                                                              /s/ Eric Paneth
                                                              Eric Paneth




















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